Communicate.com Inc.
600 - 1100 Melville Street
Vancouver, B.C., Canada V6E 4A6

February 20, 2007

VIA EDGAR AND FAX

Mr. Kevin Woody
Accounting Branch Chief

Ms. Amanda Jaffe
Staff Accountant

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Mr. Woody and Ms. Jaffe:

In response to your letters dated January 22, 2007, and February 7, 2007, we confirm the following:

Form 8K filed January 18, 2007

Effectiveness of Disclosure Controls and Procedures

1.
We confirm that our officers have reconsidered the effectiveness of our disclosure controls and procedures in light of the restatement. Also, we confirm that we plan to address this reconsideration in our amended filings in light of the restatement and the related conclusions.

Timing of Filing Restated Financial Statements

2.	We are currently working on the 10-KSB/A and plan to file on or before February 28, 2007.

United States Securities and Exchange Commission
February 20, 2007
Page of

The Registrant acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question please contact Cameron Pan, the Registrant’s CFO, or the undersigned at (604) 697-0136.

Sincerely,

/s/ David M. Jeffs

David M. Jeffs
President